0-30906

02052460

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

P.E.
9/1/02

For the month of September, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press Release dated September 3, 2002.

Document 1

For Immediate Release

Contacts:

Tracy Staniland
Director of Marketing
DataMirror Corporation
905-415-0310 ext. 274
tstaniland@datamirror.com

Peter Cauley
Chief Financial Officer
DataMirror Corporation
905-415-0310 ext. 271
pcauley@datamirror.com

Stephen Greene
Brodeur Worldwide
617-587-2872
sgreene@brodeur.com

Leading Health Care and Pharmaceutical Companies Select DataMirror LiveBusiness™ Solutions

DataMirror Solves Integration and Compliance Challenges

TORONTO, CANADA – (September 3rd, 2002) – DataMirror (Nasdaq: DMCX; TSX: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced that a growing number of health care and pharmaceutical organizations worldwide have implemented its innovative solutions to integrate, protect and monitor their data assets, as well as meet compliance challenges imposed by governing regulators. Customers include: Baxter Healthcare, Boehringer Ingelheim GmbH, Cardinal Health, GlaxoSmithKline, Health Net, Inc., Magellan Health Services, Miami Valley Hospital, Pfizer Inc., Pharmacia, Priority Health, Teva Pharmaceuticals Industries Ltd., and Wyeth-Ayerst Pharmaceuticals.

Typically, software applications require costly modifications to meet the compliance standards of regulations such as HIPAA and 21 CFR Part 11. DataMirror's innovative out-of-the-box software solutions work seamlessly with existing systems to help health care and pharmaceutical organizations quickly and cost-effectively achieve regulatory compliance. DataMirror LiveAudit™ and LiveResiliency™ software, together with DataMirror's expertise and global support, enable these organizations to effectively monitor and ensure the continuous availability of their E-Records and realize high cost savings and improved operational efficiencies.

"Health care and pharmaceutical organizations face increasing regulatory pressures on the management and availability of electronic records created by their software systems, in addition to everyday competitive and business operations concerns," said Nigel Stokes, CEO, DataMirror. "Compliance should be viewed not as a challenge but as an opportunity for health care and pharmaceutical firms to build a real-time enterprise that allows enhanced business agility, corporate accountability and responsiveness to customers."

DataMirror LiveAudit, for example, captures and preserves the E-Records audit trails required by HIPAA, FDA, EPA, FAA and other federal regulators to ensure public safety. By capturing all the data that is added, changed or deleted in an application database to create real-time audit trails, historical information is preserved and companies can better monitor operational activities. LiveAudit enables strong audit capabilities to be rapidly and easily integrated into existing computer systems to aid in security monitoring and investigations of corporate compliance.

The complementary DataMirror LiveResiliency solution provides the ability to continuously mirror critical data and applications, and automatically switch users from primary to recovery systems in the event of an outage. LiveResiliency enables operational and customer-facing systems to be thoroughly backed up and resilient 24/7. It also ensures that the systems that connect internal systems with business partners and suppliers remain continuously intact. The goal is to create a real-time zero latency enterprise that is virtually impervious to downtime.

Compliance – The Industry's Number One Priority

The scope and business impact of the U.S. Department of Health and Human Services' Health Insurance Portability and Accountability Act of 1996 (HIPAA) and the Food and Drug Administration's 21 CFR Part 11 legislation on the industry is broad and vast. HIPAA affects hospitals, HMOs, health care providers, payers, insurers and their trading partners, whereas 21 CFR Part 11 affects all FDA-regulated industries including food, drug and medical equipment manufacturers. Both HIPAA and 21 CFR Part 11 have led to sweeping changes to information systems. Consequently, many organizations within the health care and pharmaceutical sectors are searching for solutions that complement their compliance efforts by providing audit trail functionality, the ability to keep systems and data continuously available, and the means to seamlessly integrate data across their enterprise and beyond.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC) delivers LiveBusiness™ software solutions that let customers integrate data in real-time across their enterprises. DataMirror's comprehensive product family unlocks *the experience of now*™ by providing the instant data access, integration and availability customers demand today across all computers in their business.

Over 1,600 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit www.datamirror.com.

###

"Safe Harbor" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2002

DATAMIRROR CORPORATION

Greg Dee
General Counsel